UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13D

Under the Securities Exchange Act of 1934

 (Amendment No. 13)*

EINSTEIN NOAH RESTAURANT GROUP, INC.
(Name of Issuer)

Shares of Common Stock, par value $0.001 per share
(Title of Class of Securities)

28257U104
(CUSIP Number)

Greenlight Capital, L.L.C.
140 East 45th Street, Floor 24
New York, New York 10017
Tel. No.: (212) 973-1900
Attention: Chief Operating Officer
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

- with copies to -

Barry N. Hurwitz
Bingham McCutchen LLP
One Federal Street
Boston, MA 02110
(617) 951-8000

November 1, 2011
 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28257U104

1	Names of Reporting Persons. Greenlight Capital, L.L.C.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 4,361,656
9 Sole Dispositive Power 0
10 Shared Dispositive Power 4,361,656

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,361,656
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 26.0%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 28257U104

1	Names of Reporting Persons. Greenlight Capital, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 8,876,611
9 Sole Dispositive Power 0
10 Shared Dispositive Power 8,876,611

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,876,611
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 52.9%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. 28257U104

1	Names of Reporting Persons. Greenlight Capital, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 1,030,926
9 Sole Dispositive Power 0
10 Shared Dispositive Power 1,030,926

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,030,926
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 6.1%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 28257U104

1	Names of Reporting Persons. Greenlight Capital Qualified, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 3,330,730
9 Sole Dispositive Power 0
10 Shared Dispositive Power 3,330,730

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,330,730
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 19.8%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 28257U104

1	Names of Reporting Persons. Greenlight Capital Offshore Partners
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 4,514,955
9 Sole Dispositive Power 0
10 Shared Dispositive Power 4,514,955

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,514,955
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 26.9%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 28257U104

1	Names of Reporting Persons. DME Advisors GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 1,856,858
9 Sole Dispositive Power 0
10 Shared Dispositive Power 1,856,858

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,856,858
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 11.1%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 28257U104

1	Names of Reporting Persons. DME Capital Management, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 1,106,858
9 Sole Dispositive Power 0
10 Shared Dispositive Power 1,106,858

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,106,858
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 6.6%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 28257U104

1	Names of Reporting Persons. David Einhorn
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. USA

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 10,733,469
9 Sole Dispositive Power 0
10 Shared Dispositive Power 10,733,469

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,733,469
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 63.9%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 28257U104

AMENDMENT NO. 13 TO SCHEDULE 13D

This Amendment No. 13 to Schedule 13D (the “Amendment”), relating to shares of common stock, par value $0.001 per share, (“Common Stock”) of Einstein Noah Restaurant Group, Inc., f/k/a New World Restaurant Group, Inc., a Delaware corporation (the “Issuer”), 555 Zang Street; Suite 300; Lakewood CO 80228, is being filed as an amendment to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on January 30, 2001, as amended by Amendment No. 1 filed with the Commission on February 2, 2001, Amendment No. 2 filed with the Commission on July 2, 2001, Amendment No. 3 filed with the Commission on May 30, 2003, Amendment No. 4 filed with the Commission on June 20, 2003, Amendment No. 5 filed with the Commission on July 16, 2003, Amendment No. 6 filed with the Commission on October 15, 2003, Amendment No. 7 filed with the Commission on February 7, 2006, Amendment No. 8 filed with the Commission on June 20, 2006, Amendment No. 9 filed with the Commission on June 14, 2007, Amendment No. 10 filed with the Commission on April 14, 2008, Amendment No. 11 filed with the Commission on May 4, 2010 and Amendment  No. 12 filed with the Commission on February 3, 2011.

This Amendment is being filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company (“Greenlight LLC”), Greenlight Capital, Inc., a Delaware corporation (“Greenlight Inc.”), Greenlight Capital, L.P., a Delaware limited partnership (“Greenlight Fund”), of which Greenlight LLC is the general partner and for which Greenlight Inc. acts as investment manager, Greenlight Capital Qualified, L.P., a Delaware limited partnership (“Greenlight Qualified”), of which Greenlight LLC is the general partner and for which Greenlight Inc. acts as investment manager, Greenlight Capital Offshore Partners, a British Virgin Islands partnership (“Greenlight Offshore”), for which Greenlight Inc. acts as investment manager, DME Advisors GP, LLC, a Delaware limited liability company (“Advisors GP”), DME Capital Management, L.P., a Delaware limited partnership of which Advisors GP is the general partner (“DME CM”), and Mr. David Einhorn (together with Greenlight LLC, Greenlight Inc., Greenlight Fund, Greenlight Qualified, Greenlight Offshore, Advisors GP and DME CM, the “Reporting Persons”). Mr. Einhorn is the principal of each of Greenlight LLC, Greenlight Inc., and Advisors GP.

In addition, Advisors GP is the general partner of DME Capital Advisors, L.P., a Delaware limited partnership (“Advisors”). Advisors acts as the investment manager for a managed account (the “Managed Account”). DME CM acts as the investment manager for Greenlight Capital Offshore Master (Gold), Ltd., a British Virgin Islands company (“Greenlight Gold Offshore”). DME Management GP, LLC, a Delaware limited liability company controlled by Mr. Einhorn (“DME Management GP”), is the general partner of Greenlight Capital (Gold), L.P., a Delaware limited partnership (“Greenlight Gold”).

The Reporting Persons are filing this Amendment in connection with the transactions reported herein, which represent a reallocation of shares of Common Stock among Greenlight Fund, Greenlight Qualified, Greenlight Offshore, Greenlight Gold Offshore and Greenlight Gold.  There is no change in the number of shares beneficially owned in the aggregate by the Reporting Persons.

This Amendment is being filed to supplement and amend Items 3, 4 and 5 as follows:

CUSIP No. 28257U104

Item 3.  Source and Amount of Funds or Other Consideration

See Item 5(c).

Item 4.  Purpose of Transaction

See Item 5(c).

Item 5. Interest in Securities of the Issuer

The information in Item 5(a) of the Schedule 13D is hereby amended as follows:

(a)           As of November 1, 2011:

Greenlight LLC beneficially owns 4,361,656 shares of Common Stock of the Issuer, 1,030,926 of which are held by Greenlight Fund and 3,330,730 of which are held by Greenlight Qualified.  Such shares of Common Stock beneficially owned by Greenlight LLC, and held by Greenlight Fund and Greenlight Qualified, represent 26.0%, 6.1% and 19.8% of the Issuer’s outstanding shares of Common Stock, respectively.

Greenlight Inc. beneficially owns 8,876,611 shares of Common Stock of the Issuer, 1,030,926 of which are held by Greenlight Fund, 3,330,730 of which are held by Greenlight Qualified, and 4,514,955 of which are held by Greenlight Offshore.  Such shares of Common Stock beneficially owned by Greenlight Inc., and held by Greenlight Fund, Greenlight Qualified and Greenlight Offshore, represent 52.9%, 6.1%, 19.8% and 26.9% of the Issuer’s outstanding shares of Common Stock, respectively

Advisors GP beneficially owns 1,856,858 shares of Common Stock of the Issuer, 750,000 of which are also beneficially owned by Advisors and 1,106,858 of which are also beneficially owned by DME CM.  The 750,000 shares of Common Stock beneficially owned by Advisors are held by the Managed Account and represent 4.5% of the Issuer’s outstanding shares of Common Stock.  Of the 1,106,858 shares of Common Stock beneficially owned by DME CM, 312,482 shares of Common Stock are held by Greenlight Gold Offshore and 794,376 shares of Common Stock are held by Greenlight Gold, representing 1.9% and 4.7% of the Issuer’s outstanding shares of Common Stock, respectively.

CUSIP No. 28257U104

DME Management GP also beneficially owns the 794,376 shares of Common Stock of the Issuer held by Greenlight Gold.  Such shares of Common Stock represent 4.7% of the Issuer’s outstanding shares of Common Stock.

Mr. Einhorn beneficially owns 10,733,469 shares of Common Stock of the Issuer, which represents 63.9% of the Issuer’s outstanding shares of Common Stock.  Such shares of Common Stock include the shares reported above, which are beneficially owned by Greenlight LLC, Greenlight Inc., Advisors GP, Advisors, DME CM and DME Management GP, and held by Greenlight Fund, Greenlight Qualified, Greenlight Offshore, the Managed Account, Greenlight Gold Offshore and Greenlight Gold.

Each of the percentages listed above were determined by dividing the relevant number of shares of Common Stock beneficially owned or held, as applicable, by each of the Reporting Persons, by 16,793,272, the number of shares of Common Stock outstanding as of October 31, 2011, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on November 3, 2011.

Pursuant to Rule 13d-4, each of the Reporting Persons disclaims such beneficial ownership except to the extent of their respective pecuniary interests therein.

Items 5(b) and (c) are amended and restated in their entirety as follows:

(b) Greenlight LLC has the power to vote and dispose of 4,361,656 shares of Common Stock beneficially owned by it.  Greenlight Inc. has the power to vote and dispose of 8,876,611 shares of Common Stock beneficially owned by it.  Greenlight Fund has the power to vote and dispose of 1,030,926 shares of Common Stock held by it.  Greenlight Qualified has the power to vote and dispose of 3,330,730 shares of Common Stock held by it.  Greenlight Offshore has the power to vote and dispose of 4,514,955 shares of Common Stock held by it.  Advisors GP has the power to vote and dispose of 1,856,858 shares of Common Stock beneficially owned by it.  DME CM has the power to vote and dispose of 1,106,858 shares of Common Stock beneficially owned by it.  Mr. Einhorn may direct the vote and disposition of 10,733,469 shares of Common Stock beneficially owned by Greenlight LLC, Greenlight Inc., Advisors GP and DME Management GP.

(c) Recent transactions in the Issuer’s securities, including any in the last sixty days, by the Reporting Persons (directly or through accounts over which the Reporting Persons may exercise voting and/or investment discretion) are listed as Annex A attached hereto and made a part hereof.

CUSIP No. 28257U104

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:              January 17, 2012

Greenlight Capital, L.L.C.

By: /s/DANIEL ROITMAN
Daniel Roitman
Chief Operating  Officer

Greenlight Capital, Inc.

By: /s/DANIEL ROITMAN
Daniel Roitman
Chief Operating  Officer

Greenlight Capital, L.P.

By:  Greenlight Capital, L.L.C.,
  its General Partner

By: /s/DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

Greenlight Capital Qualified, L.P.

By:  Greenlight Capital, L.L.C.,
  its General Partner

By: /s/DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

Greenlight Capital Offshore Partners

By:  Greenlight Capital, Inc.,
  its Investment Manager

By: /s/DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

DME Advisors GP, L.L.C.

By: /s/DANIEL ROITMAN
Daniel Roitman
Chief Operating  Officer

DME Capital Management, L.P.

By: /s/DANIEL ROITMAN
Daniel Roitman
Chief Operating  Officer

 /s/DANIEL ROITMAN**
Daniel Roitman, on behalf of David Einhorn

* The Joint Filing Agreement, executed by and among the Reporting Persons, dated February 3, 2011, which was filed as an exhibit to Amendment No. 12 to this Schedule 13D, is hereby incorporated by reference.

** The Power of Attorney, executed by David Einhorn authorizing Harry Brandler and Daniel Roitman to sign and file this Schedule 13G on David Einhorn’s behalf, which was filed with a Schedule 13G filed with the Securities and Exchange Commission on July 18, 2005 by the Reporting Persons with respect to the Ordinary Shares of Flamel Technologies S.A., is hereby incorporated by reference.

CUSIP No. 28257U104

ANNEX A

Each of the transactions reported herein represent a reallocation of shares of Common Stock among the funds below.

Number of Shares of Common Stock Transferred

(in each case as of November 1, 2011, at $14.72 per share)

Entity	Shares Transferred	Shares Acquired

Greenlight Fund	30,100	--
Greenlight Qualified	61,100	--
Greenlight Offshore	38,500	--
Greenlight Gold	--	91,200
Greenlight Gold Offshore	--	38,500

TOTAL:	129,700	129,700